Exhibit 99.1

Charter

of the

Nominating and Corporate Governance Committee

of the Board of Directors

Purpose:

The purpose of the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Sirona Dental Systems, Inc. (the “Company”) shall be to (a) establish qualifications for Board membership, (b) identify and select qualified candidates to be nominated for election or appointment to the Board, (c) develop and recommend to the Board a set of corporate governance guidelines applicable to the Company; and (d) advise the Board on corporate governance matters and Board performance matters.

Membership:

The Committee shall consist of three or more directors, a majority of whom shall be “independent directors,” meaning those directors who are neither officers or employees of the Company or its subsidiaries nor have a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and each of whom is otherwise “independent” under the rules of The Nasdaq Stock Market, Inc. (“Nasdaq”). Committee Members shall be appointed by, and shall serve at the discretion of, the full Board. The Board shall also appoint one of the Committee Members as the Chair of the Committee.

Nomination/Appointment Policy:

The Board believes that it is in the best interest of the Company and its shareholders to obtain highly qualified candidates to serve as members of the Board. Accordingly, the Committee will seek candidates for election and appointment that meet the following criteria:

1.	Experience as a board member of another publicly traded corporation, experience in industries or with technologies relevant to the Company, accounting or financial reporting experience, or such other professional experience as the Committee shall determine shall qualify an individual for Board service.

2.	Candidates shall have good business judgment and even temperament, high ethical standards, a healthy view of the relative responsibilities of a board member and management, shall be independent thinkers, articulate and intelligent with excellent decision-making ability, valuable and varied business experience and knowledge, impeccable personal integrity and reputation, and diversity of background and experience.

3.	The Company’s does not discriminate on the basis of race, gender or ethnicity and the board is supportive of any qualified candidate who would also provide the board with more diversity.

4.	The Committee will also consider whether the candidate is free of restraints or conflicts which might interfere with the exercise of independent judgment regarding the types of matters likely to come before the Board and has the time required for preparation, participation and attendance at Board and committee meetings.

5.	In nominating candidates, the Committee shall take into consideration any other factors, as it deems appropriate. These factors may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate’s experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.

6.	In selecting candidates, the Committee will act in accordance with the Company’s Articles of Incorporation and Bylaws.

Nominating Responsibilities:

The nominating responsibilities of the Committee shall be:

1.	Developing and recommending to the Board specific guidelines and criteria for screening and selecting nominees to the Board.

2.	Soliciting suggestions from other members of the Board regarding (a) the criteria for Board membership and (b) persons to be considered as possible nominees.

3.	Reviewing the qualifications of, and recommending to the Board, those persons to be nominated for membership on the Board at the annual meeting of stockholders or, if applicable, at a special meeting of stockholders and to be elected by the Board to fill vacancies and newly created directorships.

4.	Establishing a reasonable procedure by which shareholders’ candidates will be considered by the Committee and to cause this procedure to be published in the Company’s annual meeting proxy statement and consider and make recommendations to the Board concerning any such nominees submitted by shareholders in accordance with the nomination procedure in the Company’s bylaws.

5.	Making recommendations to the Board from time to time as to changes that the Committee believes to be desirable to the size and composition of the Board or any committee thereof.

6.

Identifying Board members qualified to fill vacancies on any committee of the Board and to recommend that the Board appoint the identified member or members to the respective committee. In nominating a candidate for committee membership, the Committee shall take into consideration the factors set forth in the charter of that committee, if any, as well as any other factors it deems appropriate, including without limitation the consistency of the candidate’s experience with the goals of the committee and the interplay of the candidate’s experience with the experience of other committee members.

Corporate Governance Responsibilities:

The corporate governance responsibilities of the Committee shall be:

1.	Developing and recommending to the Board a set of corporate governance guidelines applicable to the Company, including all subjects required to be addressed by the Securities and Exchange Commission and Nasdaq rules.

2.	Reviewing and reassessing the adequacy of the corporate governance guidelines approved by the Board annually, or more frequently if appropriate, and recommending any proposed changes to the Board.

3.	Reviewing and reassessing the adequacy of the Company’s Code of Ethics annually, or more frequently if appropriate, and recommending any proposed changes to the Board.

4.	Establishing procedures for the Committee to exercise oversight of the evaluation of the Board and management.

5.	Establishing procedures for the Board, on at least an annual basis, to evaluate the Board’s performance and to make any recommendations to the Board that the Committee deems appropriate regarding improvements of the Board’s operations.

6.	Reviewing this Charter annually, or more frequently if appropriate, and recommending any proposed changes to the Board.

7.	Exercising any other responsibilities expressly delegated to the Committee by the Board from time to time relating to the nomination of Board and committee members or governance issues.

8.	Performing such other functions and duties as may be requested by the Board from time to time.

The Committee shall report regularly to the Board. The Committee shall have authority to delegate any of its responsibilities to subcommittees as it may, in accordance with the Delaware General Corporation Law, deem appropriate in its sole discretion and to retain, terminate and obtain advice, reports or opinions from search firms or other internal or outside advisors and legal counsel in the performance of its responsibilities, and shall have the authority to approve related fees and retention terms.

Meetings:

The Committee may establish its own schedule for meetings throughout the year, and shall determine the number of meetings necessary and proper for the conduct of its business. The Committee is governed by the same rules regarding meetings (including meetings by teleconference or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.

Minutes:

The Committee shall maintain written minutes of its meetings, which minutes shall be filed with the minutes of the meetings of the Board.

Adoption of Charter:

This Charter was approved and adopted by the Board on July 30, 2010.

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